SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated June 3, 2015 filed by the Company with the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated June 3, 2015, IRSA Inversiones y Representaciones S.A ("the Company") reported that, on behalf of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”), reference is made to the captioned matter.

In such regard, we are following up on our Notice of Material Fact dated December 22, 2014, whereby we reported the transfer to our 95.8% controlled company IRSA Propiedades Comerciales S.A. (formerly, Alto Palermo S.A. APSA) of 83,789 m2 of our premium office portfolio for the purpose of reorganizing our assets and developing the operation of commercial properties in the Republic of Argentina through this new vehicle, along with the creation of the “IRSA PROPIEDADES COMERCIALES” brand.

In this sense, we hereby report that after the closing of the first quarter of operations following such reengineering and the addition of the transferred office portfolio, the effect of the above mentioned transfer in such company’s portfolio has been consistent with the expectations.

Below is a summary of the complementary accounting information filed by our subsidiary IRSA Commercial Properties S.A. to reflect the effect that such transfer would have had if it had been consummated at the beginning of the fiscal period:

Unaudited Pro Forma Consolidated Statement of Income
for the year ended June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Historical A	Historical Acquired Properties B	Pro forma Adjustments C		Pro Forma D
Revenues	2,113,014	209,380	-		2,322,394
Costs	(956,238)	(44,059)	(122,241)	(a)	(1,122,538)
Gross profit	1,156,776	165,321	(122,241)		1,199,856
Gain from disposal of investments properties	308	-	-		308
General and administrative expenses	(101,445)	-	-		(101,445)
Selling expenses	(76,854)	(9,164)	-		(86,018)
Other operating results, net	(27,387)	-	-		(27,387)
Profit from Operations	951,398	156,157	(122,241)		985,314
Share of (loss) profit of associates and joint ventures	(13,535)	-	-		(13,535)
Profit from Operations Before Financing and Taxation	937,863	156,157	(122,241)		971,779
Finance income	124,495	-	-		124,495
Finance cost	(499,901)	-	(179,281)	(b)	(679,182)
Other financial results	74,730	-	-		74,730
Financial results	(300,676)	-	(179,281)		(479,957)
Profit Before Income Tax	637,187	156,157	(301,522)		491,822
Income tax expense	(226,700)	-	50,877	(c)	(175,823)
Profit for the period	410,487	156,157	(250,645)		315,999
Total Comprehensive Income for the period	410,487	156,157	(250,645)		315,999

Attributable to:
Equity holders of the parent	377,003	156,157	(250,645)		282,515
Non-Controlling interest	33,484	-	-		33,484

Profit per share attributable to equity holders of the parent for the period
Basic	0.30	0.12	(0.20)		0.22
Diluted	0.30	0.12	(0.20)		0.22

OTHER FINANCIAL DATA
Depreciation and amortization	121,024	—	122,241	243,265

Unaudited Pro Forma Consolidated Statement of Income
for the nine month period ended
March 31, 2015
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Historical(1) E	Historical Acquired Properties F	Pro forma Adjustments G		Pro Forma H
Revenues	1,960,739	125,898	-		2,086,637
Costs	(830,563)	(27,559)	(50,934)	(d)	(909,056)
Gross profit	1,130,176	98,339	(50,934)		1,177,581
Gain from disposal of investments properties	3,361	-	-		3,361
General and administrative expenses	(91,129)	-	-		(91,129)
Selling expenses	(79,717)	(1,878)	-		(81,595)
Other operating results, net	(69,292)	-	58,626	(e)	(10,666)
Profit from Operations	893,399	96,461	7,692		997,552
Share of (loss) profit of associates and joint ventures	21,749	-	-		21,749
Profit from Operations Before Financing and Taxation	915,148	96,461	7,692		1,019,301
Finance income	79,369	-	-		79,369
Finance cost	(390,274)	-	(85,656)	(f)	(475,930)
Other financial results	92,565	-	-		92,565
Financial results	(218,340)	-	(85,656)		(303,996)
Profit Before Income Tax	696,808	96,461	(77,964)		715,305
Income tax expense	(225,810)	-	(6,474)	(g)	(232,284)
Profit for the period	470,998	96,461	(84,438)		483,021
Total Comprehensive Income for the period	470,998	96,461	(84,438)		483,021

Attributable to:
Equity holders of the parent	441,364	96,461	(84,438)		453,387
Non-Controlling interest	29,634	-	-		29,634

Profit per share attributable to equity holders of the parent for the period
Basic	0.35	0.08	(0.07)		0.36
Diluted	0.35	0.08	(0.07)		0.36

(1)
These figures include financial information of the “Distrito Arcos” Shopping Center from its opening date on December 18, 2014 to March 31, 2015 only, and of the “Alto Comahue” Shopping Center from its opening date on March 17, 2015 to March 31, 2015 only.

OTHER FINANCIAL DATA
Depreciation and amortization	120,377	—	50,934	171,311

Notes to the Unaudited Pro Forma Consolidated Financial Information

Note 1. Basis of pro forma financial presentation

The Company’s preliminary purchase price allocation has been disclosed in Note 4 to the Company’s March 31, 2015 unaudited interim financials as furnished on Form 6-K dated March 27, 2015.

The unaudited pro forma consolidated statement of income for the year ended June 30, 2014 (column D) represents the combination of the historical statement of income for the year ended June 30, 2014 derived from the historical consolidated financial statements for such year (column A) together with the historical direct revenues and certain expenses of the Acquired Properties for the year ended June 30, 2014 derived from the statement of revenues and certain expenses for the Acquired Properties for such year (column B) plus the pro forma adjustments (column C) as further described in Note 2 below.

The unaudited pro forma consolidated statement of income for the nine months ended March 31, 2015 (column H) represents the combination of the historical statement of income for the nine months ended March 31, 2015 derived from the historical consolidated financial statements for such period (column E) together with the historical direct revenues and certain expenses of the Acquired Properties for the period from July 1, 2014 through December 22, 2014 (column F) plus the pro forma adjustments (column G) as further described below.

The unaudited pro forma consolidated statement of income for the nine months ended March 31, 2015 excludes, as a non-recurring expense, an amount of Ps. 58.6 million the Company incurred in connection with the acquisition of the Acquired Properties, relating to notary fees other transaction-related taxes that will not be capitalized. Additionally, the unaudited pro forma consolidated statement of income data does not reflect the effects of all anticipated cost savings and any related non-recurring costs to achieve those cost savings. The unaudited pro forma consolidated statements of income do not purport to represent the actual results of operations that would have occurred if the acquisitions had taken place on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

Note 2. Pro forma adjustments

The following pro forma adjustments have been computed for the year ended June 30, 2014:

(a)
Reflects the pro forma additional depreciation expense for the year attributable to recording the Acquired Properties on July 1, 2013. Depreciation is based on the preliminary purchase price allocation. Pro forma depreciation expense is computed in accordance with the Company’s policies for depreciation of investment property and is recorded on a straight-line basis over the estimated useful lives of the Acquired Properties averaging 25 years.

(b)
Reflects the pro forma additional interest expense for the year associated with the assumption of debt for the acquisition of the Acquired Properties. The Company assumed a debt of Ps. 2,109.2 (represents U$S 246,4 million at the exchange rate of the date of transaction 8.56) upon acquisition which accrues interest at a fixed rate of 8,5% per annum and matures January 2017 and July 2020.

(c)	Reflects the income tax related to the pro forma adjustments. The statutory rate in Argentina is 35%.

The following pro forma adjustments have been computed for the nine months ended March 31, 2015:

(d)	Reflects the pro forma additional depreciation expense for the five months period ended November 30, 2014 attributable to the Acquired Properties as described in point a) above.

(e)	Reflects the elimination of non-recurring expenses associated with the acquisition of the Acquired Properties, including notary fees and transaction-related taxes that will not be capitalized.

(f)	Reflects the pro forma additional interest expense for the six months period associated with the assumption of debt for the acquisition of the Acquired Properties as described in point b) above.

(g)	Reflects the income tax related to the pro forma adjustments. The statutory rate in Argentina is 35%.

As part of our ongoing monitoring for business opportunities, and subject to the general and specific conditions prevailing in the domestic and international markets, we continue to evaluate different alternatives in order to optimize our capital structure. Such investment reengineering could include a variety of transactional approaches such as capital increases, repurchase of shares or sale or transfer of a minority portion of our equity interest in IRSA Commercial Properties S.A. or other of our subsidiaries.

Sincerely yours,

Armando Ricci
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
June 3, 2015